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                                         Filed by Sherritt Coal Acquisition Inc.

                           Filed pursuant to Rules 165 and 425 promulgated under
                                          the Securities Act of 1933, as amended

                                                  Subject Company:  Fording Inc.
                                   Subject company's Commission File No: 1-15230


                                                           FOR IMMEDIATE RELEASE

          SHERRITT COAL PARTNERSHIP II FILES DETAILS OF ENHANCED OFFER

- SHERRITT AND TEACHERS' PARTNERSHIP OFFERS C$35.00 CASH OR ONE TRUST UNIT PER FORDING SHARE, TO BE DELIVERED VIA AN EXCHANGE RIGHT

- THE PARTNERSHIP'S SUPERIOR OFFER ONLY AVAILABLE IF FORDING-TECK PROPOSAL DEFEATED AT JANUARY 3RD SHAREHOLDER MEETING

TORONTO - DECEMBER 18, 2002- Sherritt International Corporation (Sherritt)
[TSX: S] and Ontario Teachers' Pension Plan (Teachers') announced that their partnership, Sherritt Coal Partnership II (the Partnership), is today mailing its Notice of Variation to Fording shareholders detailing its enhanced offer to purchase all of the outstanding common shares of Fording Inc. (Fording) [TSX and
NYSE: FDG]. The enhanced offer will be available on regulatory websites.

Under the terms of this superior offer, Fording shareholders now have the option to receive:

- C$35.00 cash per share to a maximum total cash consideration of C$850 million; or

- one exchange right exchangeable into a unit in a new income trust (Canadian Coal Trust), focused on metallurgical coal, to a maximum consideration of approximately 42,405,000 exchange rights; or

- a combination of C$35.00 cash and exchange rights (subject to proration because of the cash and exchange right maximums above).

If all Fording shareholders (other than Teachers') elect to receive cash, then all shareholders will receive approximately C$17.63 in cash and 0.496 of an exchange right per Fording share. If all shareholders elect to receive exchange rights, then all shareholders will receive approximately C$6.13 in cash and
0.825 of an exchange right per share. Additionally, if all Fording shareholders elect to receive exchange rights, upon the exchange of those rights into trust units, unitholders will also receive a special cash distribution from the trust of up to C$3.60 per unit (or up to C$3.00 per prorated Fording share.)



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"Our enhanced offer is clearly superior to the Fording-Teck plan of arrangement," said Sherritt's Chairman Ian W. Delaney. "Not only are we offering a higher cash value for Fording shares, but for those shareholders opting for exchange rights, Canadian Coal Trust offers greater upside potential with less risk than the Fording-Teck plan."


Mr. Delaney continued, "The combination of Sherritt's and Fording's metallurgical coal assets creates a powerful income trust, well-positioned to compete globally. We expect Canadian Coal Trust to achieve C$50 million of annual cost savings. One-third of these savings are anticipated in 2003. When all of the cost savings are realized, we expect annual distributable cash flow to increase by approximately C$0.60 per unit, before the benefit of any marketing or coal blending synergies.


"Our proposed trust will create greater synergies and will have a stronger capital structure than the Fording-Teck proposed trust, offering more value to unitholders," concluded Delaney.


Brian J. Gibson, Senior Vice-President of Global Active Equities for Teachers' said, "We are targeting a first quarter 2003 distribution of C$1.05 per unit. In addition, the Partnership will not receive any quarterly distribution in 2003 until other unitholders receive a distribution of C$1.05 per unit, subject to a maximum subordination amount of C$11.25 million each calendar quarter. The subordination feature reduces the risk for Fording shareholders electing to receive exchange rights and demonstrates the confidence Sherritt and Teachers' have in Canadian Coal Trust's ability to generate superior cash distributions. The Fording-Teck plan does not offer any subordination feature."


Mr. Gibson added, "We also believe Fording shareholders will appreciate the strong corporate governance features of our proposal including the independence of the trustees of the Canadian Coal Trust."

The enhanced offer will be open for acceptance until 8:00 p.m., Toronto time, on January 6, 2003, unless withdrawn or extended. IF THE FORDING-TECK COMBINATION IS APPROVED BY FORDING SHAREHOLDERS AT THE SHAREHOLDER MEETING CURRENTLY SCHEDULED FOR JANUARY 3, 2003, THIS ENHANCED OFFER WILL BE TERMINATED. The offer is also conditional upon at least 66 2/3% of the outstanding shares of Fording being validly deposited under the enhanced offer and not withdrawn at the expiry date. The full terms and conditions of the offer are set forth in the Notice of Variation which, along with related materials and an investor presentation, will be posted on the Sherritt International website at www.sherritt.com.


Sherritt and Teachers' are committed to keeping shareholders fully informed about their enhanced offer. Shareholders with questions about tendering their shares are encouraged to contact our Information Agent Innisfree M&A Incorporated, toll free at 1-877-750-5837 (English speakers), or 1-877-750-9499 (French speakers).



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Goldman, Sachs & Co., National Bank Financial Inc. and BMO Nesbitt Burns Inc.
have been retained to act as financial advisors to the Partnership. National Bank Financial Inc. and BMO Nesbitt Burns Inc. have also been retained to serve as the dealer managers for the superior offer and to solicit acceptances of the superior offer in Canada and the United States. Peters & Co. Limited has been retained as a strategic advisor to the Partnership. Innisfree M&A Incorporated has been retained as Information Agent.

Sherritt International Corporation is a widely held, diversified Canadian resource company that operates in Canada and internationally. Sherritt's 97.7 million restricted voting shares and C$600 million 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively.

Teachers' is one of Canada's largest financial institutions and a member of the Canadian Coalition for Good Governance with net assets as of June 30, 2002 of C$68 billion. With a solid track record of investment in Canada and worldwide, Teachers' has achieved an 11.7 percent average rate of return since its investment program began in 1990. Teachers' invests to secure the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers and their families. The pension plan is co-sponsored by the Ontario government and the plan members who are represented by the Ontario Teachers' Federation.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE NOT BASED ON HISTORICAL FACTS, BUT RATHER ON CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FUTURE RESULTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS.

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY JURISDICTION.

NOTICE TO INVESTORS

IN CONNECTION WITH THE SHERRITT PROPOSAL, SHERRITT COAL ACQUISITION INC. (AN AFFILIATE OF SHERRITT COAL PARTNERSHIP II) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION A SCHEDULE 14D-1F/A, AND SHERRITT INTERNATIONAL CORPORATION AND CANADIAN COAL TRUST FILED A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, EACH CONTAINING AN OFFER AND CIRCULAR RELATING TO THE SHERRITT PROPOSAL. SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. COPIES OF THESE DOCUMENTS AS WELL AS RELATED SEC FILINGS MAY BE OBTAINED, FREE OF CHARGE, FROM THE SEC'S WEBSITE AT www.sec.gov AS WELL AS FROM SHERRITT COAL ACQUISITION INC. BY DIRECTING A REQUEST TO INVESTOR RELATIONS, 1133 YONGE STREET, TORONTO, ONTARIO, CANADA
M4T 2Y7, TELEPHONE (416) 934-7655.

For further information please contact Sherritt Coal Partnership II Investor
Relations:
Ernie Lalonde
(416) 934-7655